UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006. Commission File Number: 000-50392

TRANSAKT LTD.

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

On September 8, 2006, TransAKT Ltd., a corporation incorporated under the laws of the Province of Alberta and its subsidiary, TransAKT Taiwan Limited, a corporation incorporated under the laws of Taiwan, (collectively, the “Company”) entered into a Share Purchase Agreement with Taiwan Halee International Co. Ltd. (“Seller”), and Cheng Chun-Chih, the founder of the Seller (the “Founder”). The Seller is a leading telecommunications equipment manufacturer based in Taiwan. Pursuant to the terms of the Share Purchase Agreement, the Company will purchase all of the issued and outstanding shares in the capital stock of the Seller from the Seller’s shareholders.

On November 15, 2006, the Company, the Seller and the Founder closed the transaction under the Share Purchase Agreement, pursuant to which the Company paid the sum of US$5,000,000 to the Seller’s shareholders on a pro-rata basis as follows: (i) US$200,000 in cash; (ii) US$300,000 in a promissory note from TransAKT Ltd.; and (iii) 50,000,000 common voting shares issued by TransAKT Ltd., with a deemed value of US$0.09 per share. Of the 50 million shares of the Company’s stock issued in this transaction, 10 million shares were issued to Lin Yu-Hsiung, who, as a result of this transaction, is the largest shareholder of the Company and owns approximately 10% of the Company’s total issued and outstanding common shares.

In addition, the Company is obligated to arrange for three members of its board of directors to resign and to be replaced by three nominees of the Founder. In connection with the Founder’s right nominate three members to the Board of Directors, on December 14, 2006, the Company announced the appointment of Mr. Cheng Chun-Chih and Dr. Shiau Tzong Huei to its Board of Directors and the resignations of Mr. Frank Liu and Mr. Lionel Ni from the Board.

By virtue of the number of shares held by the Founder and his right to nominate three members to the Company’s Board of Directors, the Founder may be considered the control person of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2006

TransAKT Ltd.

By:
______________________________________________
Name: James Wu
Title: President and Chief Executive Officer – Principal
Executive Officer